UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 001-12929

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

CommScope, Inc. of North Carolina Employees Retirement Savings Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CommScope, Inc.

(Exact name of registrant as specified in its charter)

Delaware	36-4135495
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1100 CommScope Place SE
P.O. Box 339
Hickory, North Carolina
(Address of principal executive offices)

28602

(Zip Code)

(828) 324-2200
(Registrant’s telephone number, including area code)

CommScope, Inc. of
North Carolina Employees
Retirement Savings Plan

Financial Statements as of and for the
Years Ended December 31, 2004 and 2003,
Supplemental Schedules as of and for the Year Ended
December 31, 2004, and Report of Independent
Registered Public Accounting Firm

COMMSCOPE, INC. OF NORTH CAROLINA
EMPLOYEES RETIREMENT SAVINGS PLAN

NOTE:                     All other schedules required by Section 2520.130-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants in and Plan Administrator
of CommScope, Inc. of North Carolina
Employees Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of CommScope, Inc. of North Carolina Employees Retirement Savings Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Charlotte, North Carolina
June 24, 2005

COMMSCOPE, INC. OF NORTH CAROLINA

EMPLOYEES RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:
Investments:
Participant-directed investments	$114,006,886	$103,408,332
Nonparticipant-directed investments	26,718,581	24,029,880

Total investments	140,725,467	127,438,212

Receivables:
Employer contributions	91,156	58,024
Participant contributions	274,179	174,526

Total receivables	365,335	232,550

Total assets	141,090,802	127,670,762

LIABILITIES—Excess contributions payable	—	4,980

NET ASSETS AVAILABLE FOR BENEFITS	$141,090,802	$127,665,782

See notes to financial statements.

COMMSCOPE, INC. OF NORTH CAROLINA
EMPLOYEES RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
ADDITIONS:
Investment income:
Interest and dividend income	$3,602,943	$2,451,470
Net appreciation in fair value of investments	8,760,706	23,707,936

Total investment income	12,363,649	26,159,406

Contributions:
Employer’s	5,489,789	5,350,843
Participants’	5,370,395	4,971,933
Participants’ rollovers	171,655	94,355

Total contributions	11,031,839	10,417,131

Total additions	23,395,488	36,576,537

DEDUCTIONS - Benefits paid to participants	9,970,468	8,722,926

NET INCREASE	13,425,020	27,853,611

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	127,665,782	99,812,171

End of year	$141,090,802	$127,665,782

See notes to financial statements.

COMMSCOPE, INC. OF NORTH CAROLINA
EMPLOYEES RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004 AND 2003

1.                      DESCRIPTION OF THE PLAN

The following description of the CommScope, Inc. of North Carolina Employees Retirement Savings Plan (the ”Plan”) is provided for general information purposes only. Participants should refer to the plan document for more complete information.

General—The Plan is a defined contribution plan covering all eligible domestic employees of CommScope, Inc. of North Carolina and subsidiaries (the “Company”). The Company is a wholly-owned subsidiary of CommScope, Inc. Eligibility for participation in the salary deferral savings and Company-matching portions of the Plan occurs on the first day of the calendar month following the completion of one hour of service.

The Company may make a discretionary profit-sharing cash contribution to the Plan in such amount as approved by the Board of Directors of the Company. Eligibility for participation in the employer discretionary profit-sharing portion of the Plan occurs on the first day of the calendar month following the completion of 1,000 hours of service in a 12-month period.  The Board of Directors of the Company designates the portion of the discretionary profit-sharing contribution that is paid out in cash, if any, and the portion that is deferred to the participant’s account. During 2004 and 2003, the discretionary profit-sharing contribution portion deferred to the participants’ accounts was $3,925,249 and $3,828,517, respectively.

The Administrative Committee is responsible for the general administration and interpretation of the Plan and for carrying out its provisions. The Investment Committee is responsible for the investment of the assets of the Plan. Vanguard Fiduciary Trust Company (“Vanguard”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions—Participants may contribute any whole percentage from 1% up to 100% of their pretax annual base compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. Participants who attain age 50 by the end of the plan year may contribute an additional catch-up contribution to the Plan.

For each plan year, the Company may make a matching contribution equal to 50% of the first 4% of base compensation that a participant contributes to the Plan through salary-reduction contributions. The Company may increase its matching contribution for any plan year in a consistent and nondiscriminatory manner. As discussed above, for each plan year, the Company may make a discretionary profit-sharing cash contribution to the Plan in such amount as approved by the Board of Directors of the Company. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts—Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and allocations of the Company’s discretionary profit-sharing contributions, if any, as well as related plan earnings. Participants’ accounts are also charged with any benefit payments and an allocation of plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions in increments of 10% into various investment options offered by the Plan. Company-matching contributions are nonparticipant-directed in that they are automatically invested in the CommScope Stock Fund. The Company’s discretionary profit-sharing contributions are allocated to any of the fourteen investment options, as directed by the participants. The Plan currently offers twelve mutual funds, a common trust fund, and a CommScope Stock Fund as investment options for participants.

Vesting—Participants are immediately vested in their salary-reduction contributions, Company-matching contributions, discretionary profit-sharing cash payout and related earnings. Participants become vested in the Company’s discretionary profit-sharing contributions to the Plan and related earnings according to the following schedule:

Less than 2 years	0%
2 years	25
3 years	50
4 years	75
5 years	100

Participants also fully vest in the event of involuntary termination related to a permanent layoff, reaching age 65, permanent disability, death or termination of the Plan. If a participant terminates employment before he or she has a fully vested interest in his or her account for reasons other than those listed above, the amount of the Company’s discretionary profit-sharing contribution which is not fully vested is forfeited by the participant and is used to reduce future Company-matching and discretionary profit-sharing contributions.

Participant Loans—Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their vested account balances, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1%. The participant is required to repay the loan in equal installments to be made not less frequently than quarterly and can elect a 1-to 5-year repayment plan or up to 15 years for the purchase of a primary residence.

Payment of Benefits—Withdrawals from a participant’s account are permitted upon reaching age 59½, termination, retirement, death, disability, or financial hardship, as defined by the Plan. Distributions are generally paid in a single lump sum in cash or in cash plus that number of whole shares allocated to the participant’s account in the CommScope Stock Fund. In addition, active vested participants who are eligible for distributions may elect to defer their distribution and continue investment in the Plan up to age 70½ or, with respect to non-5% owners, if later, retirement. Distributions made pursuant to the minimum required distribution rules of section 401(a)(9) of the IRC may be made in installments and the Plan allows these participants the election to have life expectancies recalculated.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the fair value of shares held by the Plan at year-end. Investments in common trust funds (“funds”) are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the organization sponsoring such common trust funds by dividing the fund’s net assets at fair value by the units outstanding at each valuation date. The CommScope Stock Fund is valued at year-end unit closing price (comprised of year-end market price for shares held by the CommScope Stock Fund plus the value of money-market reserves). The loans to participants are valued at cost plus accrued interest, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Management fees and operating expenses charged to the Plan for investment in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses—All administrative expenses of the Plan are paid by the Company.

Payments of Benefits—Benefit payments are recorded when paid.

Excess Contributions Payable— The Plan is required to return contributions received during the plan year in excess of the IRC limits.

3.                      INVESTMENTS

The Plan’s investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2004 and 2003 are as follows:

	2004	2003

Vanguard Wellington Fund Investor Shares, 988,050 and 924,715 shares, respectively	$29,829,229	$26,641,025
Vanguard 500 Index Fund Investor Shares, 248,375 and 257,956 shares, respectively	27,728,540	26,484,319
Vanguard Federal Money Market Fund, 15,771,556 and 16,139,682 shares, respectively	15,771,556	16,139,682
Vanguard Retirement Savings Trust, 10,586,987 and 8,983,687 units, respectively	10,586,987	8,983,687
Vanguard GNMA Fund Investor Shares, 584,554 and 655,125 shares, respectively	**	6,878,809
*CommScope Stock Fund, 1,413,682 and 1,471,517 units, respectively	26,718,581	24,029,880
Loans to participants	7,379,043	6,801,058

*Nonparticipant-directed.

**Balance is less than 5% of the Plan’s net assets available for benefits as of the end of the year.

During 2004 and 2003, the Plan’s mutual fund investments and the CommScope Stock Fund (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $8,760,706 and $23,707,936, respectively, as follows:

	2004	2003

Vanguard mutual funds:
Wellington Fund Investor Shares	$1,286,572	$3,905,591
500 Index Fund Investor Shares	2,216,735	5,434,416
Extended Market Index Fund Investor Shares	236,026	183,763
GNMA Fund Investor Shares	(42,407)	(180,762)
International Growth Fund	332,179	424,058
STAR Fund	202,172	333,257
U.S. Growth Fund	344,588	1,114,896
Explorer Fund	135,903	20,705
Morgan Growth Fund Investor Shares	60,890	9,906
Total Bond Market Index Fund	4,455	798
Windsor II Fund Investor Shares	121,157	4,814
CommScope Stock Fund	3,862,436	12,456,494

Net appreciation in fair value of investments	$8,760,706	$23,707,936

4.                      NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows as of December 31, 2004 and 2003 and for the years then ended:

	2004	2003

Net assets—CommScope Stock Fund	$26,718,581	$24,029,880

Change in net assets:
Investment income	$3,864,746	$12,460,096
Employer’s contributions	1,992,990	2,000,603
Participants’ contributions	601,484	563,371
Participants’ rollovers	5,501	2,622
Benefits paid to participants	(1,901,338)	(1,272,737)
Transfers to participant-directed investments	(1,874,682)	(965,145)

Net change	2,688,701	12,788,810
CommScope Stock Fund:
Beginning of year	24,029,880	11,241,070

End of year	$26,718,581	$24,029,880

5.                      RELATED PARTY TRANSACTIONS

Certain plan investments are shares of mutual funds and units of participation in a common trust fund managed by an affiliate of Vanguard. Vanguard is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2004 and 2003, the Plan held common stock of CommScope, Inc., with a cost basis of $26,796,781 and $27,719,199, respectively. During the years ended December 31, 2004 and 2003, the Plan recognized no dividend income related to CommScope, Inc. common stock.

6.                      PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

7.                      FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter on May 29, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter.  However, the plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.  No provision for income taxes has been included in the Plan’s financial statements.

******

COMMSCOPE, INC. OF NORTH CAROLINA
EMPLOYEES RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
DECEMBER 31, 2004

Identity of Issue, Borrower, Lessor, or Similar Party		Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value

*	Vanguard Wellington Fund Investor Shares	Registered Investment Company	**	$29,829,229

*	Vanguard 500 Index Fund Investor Shares	Registered Investment Company	**	27,728,540

*	Vanguard Federal Money Market Fund	Registered Investment Company	**	15,771,556

*	Vanguard STAR Fund	Registered Investment Company	**	2,591,941

*	Vanguard U.S. Growth Fund	Registered Investment Company	**	5,415,428

*	Vanguard International Growth Fund	Registered Investment Company	**	2,454,365

*	Vanguard Extended Market Index Fund Investor Shares	Registered Investment Company	**	1,821,656

*	Vanguard Explorer Fund	Registered Investment Company	**	1,339,541

*	Vanguard Morgan Growth Fund Investor Shares	Registered Investment Company	**	723,806

*	Vanguard Total Bond Market Index Fund	Registered Investment Company	**	773,931

*	Vanguard Windsor II Fund Investor Shares	Registered Investment Company	**	1,488,122

*	Vanguard Retirement Savings Trust	Common Trust Fund	**	10,586,987

*	Vanguard GNMA Fund Investor Shares	Registered Investment Company	**	6,102,741

*	CommScope Stock Fund	Company Stock Fund	$26,796,781	26,718,581

*	Various participants	Participant loans (maturing 2005 to 2020 at interest rates ranging from 5% to 10.5%)	**	7,379,043

	TOTAL			$140,725,467

*	Permitted party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

COMMSCOPE, INC. OF NORTH CAROLINA
EMPLOYEES RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j—SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2004

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain

Series of Transactions

CommScope, Inc.	CommScope Stock Fund	$5,245,739		$5,245,739	$5,245,739
CommScope, Inc.	CommScope Stock Fund		$6,419,473	6,168,156	6,419,473	$251,317

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CommScope, Inc. of North Carolina Employees Retirement Savings Plan

June 28, 2005	/s/ Barry D. Graham
Date	Barry D. Graham
Treasurer, CommScope, Inc.
Member, Administrative Committee

Index of Exhibits

Exhibit No.	Description

23.1	Consent of Deloitte & Touche LLP.